Exhibit 4.2

THE TWENTY-SIXTH AMENDMENT TO THE PEOPLE’S BANK 401(k)

EMPLOYEE SAVINGS PLAN

WHEREAS, People’s Bank, a federally chartered savings bank (the “Bank”), previously established the People’s Bank 401(k) Employees Savings Plan for the benefit of certain of its employees who meet certain qualifications, which has been amended from time to time since then (the “Plan”); and

WHEREAS, the Plan has always constituted and has always been intended to constitute a tax-qualified Plan meeting the requirements of Section 401(a) of the Internal Revenue Code, as amended from time to time (the “Code”) and all other requirements applicable to the Plan under ERISA; and

WHEREAS, the Bank has reserved the right to make amendments from time to time to the Plan pursuant to Sections 10.1 and 10.2 thereof; and

WHEREAS, the Bank has determined to close entry into its tax qualified defined benefit Plan to any one commencing employment after August 13, 2006, and to add a new benefit under the Plan for such employees after their completion of a year of service; and

WHEREAS, the undersigned officer has been duly authorized to execute such amendments.

NOW, THEREFORE, the Bank hereby amends the Plan as follows, effective August 1, 2006:

1. The following amendments are hereby made to Article I of the Plan:

A.    Section 1.1 of the Plan is hereby amended to read in its entirety as follows:

“1.1 “Account” or “Accounts” shall mean the entire interest of a Participant or other Account Director in the Fund and shall be comprised of any of the following accounts in which he has an interest: his Salary Reduction Contribution Account, Bank Contribution Account, Employer Retirement Contribution Account, Accumulated Participant Contribution Account, Accumulated Bank Contribution Account, Rollover Account, and Qualified Non-Elective Contribution Accounts. Where the context so indicates, the term also refers to each Salary Reduction Contribution Account, Bank Contribution Account, Employer Retirement Contribution Account, Accumulated Participant Contribution Account, Accumulated Bank Contribution Account, Rollover Account and Qualified Non-Elective Contribution Account of any or all Account Directors.”

B.    Section 1.7 of the Plan is hereby amended to read in its entirety as follows:

“1.7 “Annual Addition” shall mean the sum for any Plan Year on or after January 1, 1987 of: (a) the total Bank Contributions allocated to a Participant’s or Former Participant’s Bank Contribution Account; (b) the total Salary Reduction Contributions allocated to a Participant’s or Former Participant’s Salary Reduction Contribution Account; (c) the total Employer Retirement Contributions allocated to a Participant’s or

Former Participant’s Employer Retirement Contribution Account and (d) the total Qualified Non-Elective Contributions allocated to a Participant’s or Former Participant’s Qualified Non-Elective Contribution Account.”

C.      There is hereby added after Section 1.22 the following cross reference: “The terms “Employer Retirement Contributions” and “Employer Retirement Contributions Accounts are defined in Sections 1.37 and 1.38 below” and Sections 1.37 and 1.38 previously reserved are hereby added to read as follows:

“1.37 Employer Retirement Contributions” shall mean the amounts contributed by the Bank to each Participant’s Employer Retirement Contribution Account pursuant to the provisions of Section 4.10.”

1.38 “Employer Retirement Contribution Account” shall mean that account established on behalf of a Participant to which his share of Employer Retirement Contributions under the Plan are allocated as such account is adjusted from time to time to reflect investment results.”

D.        There is hereby added a new Section 1.50 which shall read as follows:

“1.50. “Year of Employer Retirement Contribution Eligibility Service” shall mean an Employer Retirement Contribution Eligibility Computation Period during which the Employee completed at least 1,000 Hours of Service. For purposes of this Section Employer Retirement Contribution Eligibility Computation Period shall mean (a) the 12-consecutive month period beginning on the date such person first becomes an Employee and (b) each calendar year thereafter.

2. Sections 3.1 and 3.2 are hereby amended to read in their entirety as follows:

A.     “3.1 Requirements for Employees.

(a) The provisions for determination of eligibility for participation from January 1, 1987 through September 30, 1994, are set forth in Appendix A as in effect prior to March 1, 2002.

(b) Each Employee who was a Participant on September 30, 1994, shall continue to be a Participant on October 1, 1994, provided he continued to be employed by the Bank on such date.

(c) Each other Employee who is such on or after October 1, 1994 may become a Participant on the first day of the calendar month following the date such Employee completes one (1) Hour of Service as an Employee, or, if later, the first day of the first calendar month with respect to which a Salary Reduction Contribution election if made by the Employee may become effective under the applicable terms of the Plan provided he continues to be employed on such date. Employees who choose not to participate in the Plan when they first become eligible may thereafter join the Plan on the first applicable entry date provided for herein following initial eligibility.

(d)    Each Employee whose Credited Service first begins after August 13, 2006 and who does not become a Participant pursuant to the provisions of Subsection (c) of this Section 3.1 shall become a Participant on the first day of the calendar month following the date such Employee completes one Year of Employer Retirement Contribution Eligibility Service.

(e)     In the event the Credited Service of an Employee is terminated and such person is subsequently rehired by the Bank as an Employee, he shall be eligible to participate in the Plan under the following circumstances:

(i) Such Employee may become a Participant on the date on which he again becomes an Employee, provided he was eligible to participate in the Plan at the time his Credited Service was terminated.

(ii) In the event such Employee was not eligible to participate in the Plan at the time his Credited Service was terminated, he shall become eligible to participate in the Plan in accordance with the terms of the foregoing provisions of this Section 3.1 after he has completed such eligibility requirements.

(iii) Any Employee who becomes a Participant in accordance with this subsection (e) after being rehired by the Bank shall enter into a Salary Reduction Agreement before becoming entitled to Salary Reduction Contributions after such rehire in accordance with Section 4.1 hereof regardless of whether he was a Participant prior to the termination of his Credited Service.

(f)    Notwithstanding any other provision of this Section 3.1, no person who becomes an Employee as the result of the merger of The Norwich Savings Society (“NSS”) with and into the Bank shall be eligible to become a Participant hereunder prior to April 1, 1998, or such later date as of which the Bank determines to cease benefit accruals under The Norwich Savings Society Thrift Plan.

3.2   Voluntary Participation.

Except with respect to rights of eligible Participants to have Employer Retirement Contributions be made to their Employer Retirement Contribution Accounts, participation in the Plan is voluntary, and Employees eligible to participate shall become Participants by consenting in writing to the making of contributions pursuant to Article IV hereof.”

3. Section 3.4 of the Plan is hereby amended to read in its entirety as follows:

“3.4  Deferred Retirement.

(i) Age sixty-five (65) shall be the age at which Participants shall normally retire from the employ of the Bank; provided, however, that in the event a Participant remains in the employ of the Bank beyond age sixty-five (65) and is otherwise eligible to participate in Salary Reduction Contributions, Bank Contributions, or Employer

Retirement Contributions he shall continue to do so in accordance with the provisions of Article V hereof.”

4.	Section 4.8 of the Plan is hereby amended to read in its entirety as follows:

“4.8 Nature of Contributions.

Any and all Salary Reduction Contributions, Bank Contributions, Employer Retirement Contributions and Qualified Non-Elective Contributions made by the Bank to the Fund shall be irrevocable, and neither such contributions nor any income therefrom shall be used for, or diverted to, purposes other than for the exclusive benefit of Participants, Former Participants or their Beneficiaries and for defraying the reasonable expenses of administering the Plan. Such contributions may be made in installments or one payment and in cash or property as determined by the Bank.”

5.	There is hereby added to Article IV of the Plan a new Section 4.10 which shall read in its entirety as follows:

“4.10 Employer Retirement Contributions.

The Bank shall make Employer Retirement Contributions only for Participants whose period of Credited Service determined under the provisions of Article II commences or recommences after August 13, 2006 and who complete after August 13, 2006 one Year of Employer Retirement Contribution Eligibility Service. For each Plan Year ending after August 13, 2006 the Bank shall contribute to the Employer Retirement Contribution Account of each such Participant in Credited Service on the last day of such Plan Year three (3%) percent of such Participant’s Retirement Contribution Compensation paid at any date during such Plan Year on and after the first day of the month on or after which such Participant completed one Year of Employer Retirement Contribution Service and attained the age of eighteen (18). For purposes of this Section 4.10 a Participant whose Credited Service is terminated during a Plan Year (i) while he is subject to a Disability (as defined in Section 6.5) or (ii) on or after his 65th birthday, or (iii) as a result of his death shall be deemed to be in Credited Service on the last day of such Plan Year. For purposes of this Section 4.10 a Participant’s “Retirement Contribution Compensation” shall mean such Participant’s Salary plus any additional amounts contributed or credited to a defined contribution plan of deferred compensation for such Participant pursuant to a salary reduction agreement and otherwise not included in such Participant’s Salary; provided that no Participant’s Retirement Contribution Salary for any Plan Year shall exceed the dollar limitation on Salary set forth in Section 1.19 for such Plan Year. No Employer Retirement Contribution shall be made with respect to any Employer Retirement Contribution Compensation earned while a Participant accrues Credited Service for benefit accrual purposes under the Bank’s tax qualified defined benefit plan known as “The People’s Bank Employees Retirement Plan” even if such Participant has completed the maximum years of accrual service credited under such plan.”

6.	Section 5.1 of the Plan is hereby amended to read in its entirety as follows:

“5.1 Maintenance and Establishment of Basic Accounts.

The Committee shall maintain such Accounts for the benefits of Account Directors as were established under the Plan prior to October 3, 1994. The Committee shall further establish a Salary Reduction Contribution Account and a Bank Contribution Account for each Participant who after such date enters into a Salary Reduction Agreement as provided in Section 4.1 and is not an Account Director for whose benefit there existed prior to such date any such Account; and such Accounts shall be established at the first time on or after October 3, 1994, Salary Reduction Contributions on behalf of such Participant are paid over by the Bank to the Trustee. The Committee shall further establish an Employer Retirement Contribution Account for each Participant for whom an Employer Retirement Contribution is required to be made; and such Accounts shall be established at the first time Employer Retirement Contributions on behalf of such Participant are paid over by the Bank to the Trustee.”

7.	Section 5.3 of the Plan is hereby amended to read in its entirety as follows:

“5.3 Bank Contributions.

For each pay period, the matching Bank Contributions for such pay period shall be allocated among the Bank Contribution Accounts of Participants in amounts determined in accordance with the provisions of Section 4.4 hereof. In addition, flex credit contributions shall be allocated for pay periods beginning before July 1, 1992, among Bank Contribution Accounts and thereafter among Salary Reduction Accounts of Participants in amounts determined in accordance with the provisions of Section 4.3 hereof, and the Qualified Non-Elective Contributions, if any, for such Plan Year shall be allocated among the Qualified Non-Elective Contribution Accounts of Participants in accordance with the provisions of Sections 4.5 and 4.6 hereof. Employer Retirement Contributions made by the Bank shall be allocated among Employer Retirement Contributions Accounts in accordance with the provisions of Section 4.10.”

8.	Section 5.5 of the Plan is amended to read in its entirety as follows:

A. “5.5 Annual Addition Limitations.

Except to the extent permitted under Section 4.9 hereof and Section 414(v) of the Code, in no event shall the Committee make an allocation to a Participant’s Account which would result in the Annual Additions for any Plan Year to exceed the lesser of (a) $40,000 as adjusted for increases in the cost-of-living under Section 415(d) of the Code, or (b) 100% of the Participant’s compensation, within the meaning of Section 415(c)(3) of the Code, for the limitation year. The compensation limit referred to in (b) shall not apply to any contribution for medical benefits after separation from service (within the meaning of Section 401(h) or Section 419(A)(f)(2) of the Code) which is otherwise treated as an annual addition.”

9.	Article VI of the Plan is amended to read in its entirety as follows:

“ARTICLE VI

VESTED AND FORFEITABLE INTERESTS

6.1	Title to Assets

The allocations to Participants’ Accounts shall not, per se, vest in such Participants either title to, or any interest in, any part of the assets of the Fund.

6.2	Full and Immediate Vesting in Certain Accounts.

Each Participant shall be fully vested in his Salary Contribution Account, his Rollover Account, his Accumulated Participant Contribution Account, his Accumulated Bank Contribution Account and his Qualified Non-Elective Contribution Account.

6.3	Vesting in Other Accounts.

(a)    Any Participant who becomes such on or after January 1, 1991, shall not have any vested interest in his Bank Contribution Account (including earnings thereon) until he has completed one Year of Service, at which time he shall be fully vested in total balance of such Account; provided, however, that in any event such Participant shall be fully vested in his Bank Contribution Account upon attaining age 65.

(b)    Any Participant for whom an Employer Retirement Contribution Account is established shall not have any vested interest in his Employer Retirement Contribution Account until he has completed at least two Years of Vesting Service at and after which time his vested interest in such Account shall be computed in accordance with the following Schedule depending on his complete Years of Vesting Service:

less than 2	None
2	25%
3	50%
4	75%
5 or more	100%

provided that any such Participant shall become fully vested in his Employer Retirement Contribution Account upon his earlier death, Disability, or attainment of age 65. The term “Years of Vesting Service” means all Years of Service except Years of Service prior to age 18.

6.4	Forfeitures.

In the event a Participant’s employment with the Bank is terminated and he elects to receive the vested portion of his Accounts, the non-vested portion of such accounts will be forfeited. If such Employee is reemployed, the Employee’s Accounts (including the forfeited portions) shall be restored if the Employee repays to the Plan the full amount of the distribution before the earlier of (i) five (5) years from the date of reemployment or (ii) the date the Participant incurs five (5) consecutive One Year Breaks in Service commencing after the distribution. Amounts forfeited pursuant to this Section 6.3 shall be applied to reduce either matching Bank contributions next payable under Section 4.4 or Employer Retirement Contributions next payable under Section 4.10 or any combination thereof as determined by the Bank. A Participant’s matching Bank Contributions will be forfeited, even if vested, if the Contributions to which they relate are Excess Deferrals, Excess Contributions or Excess Aggregate Contributions.”

6.5   Disability. For purposes of Sections 4.10 and 6.3 “Disability” means any total disability or ill health which has resulted in a Participant becoming permanently incapacitated provided that such disability or ill health is established by medical evidence satisfactory to the Committees, and in order to establish such permanent incapacity and total disability or ill health, the Committee may designate a physician of its choice whose conclusion shall be conclusive upon all persons concerned.”

10.	Section 7.2 is hereby amended to read in its entirety as follows:

“7.2	Direction of Investments

(a) Investment of Accumulated Account Balance. As of October 3, 1994, and from that date to December 19, 1994, the date the transfer of Participant account information to Putnam and reconciliation of such information by Putnam is completed (the “Conversion Period”) the accumulated balance credited to each Account shall be invested in the People’s Bank Stable Value Fund (since April 1, 2002, the Putnam Stable Value Fund), the People’s Bank Stock Fund and the Putnam S&P 500 Index Fund in the same proportions as such balance is invested in the Guaranteed Fund, the Bank Stock Fund and the Equity Fund respectively as of October 2, 1994. Following the Conversion Period, the accumulated balance credited to each Account shall remain invested as provided in the preceding sentence until the Account Director entitled to exercise control over such Account has made a new election in accordance with the terms of subsection (c) hereof.

(b) Investment of Contributions. Each Participant shall have the right as of October 3, 1994, and thereafter to designate the percentage of the total of his Salary Reduction Contributions and Bank Contributions and all other contributions made to the Fund by the Bank on his behalf or made by him to be invested in any one or more of the Investment Funds available from time to time under the Plan. Such investment direction shall be made in accordance with procedures established by the Committee as further provided in Subsection (c) hereof. In the event no such direction is in effect for a Participant, all contributions to the Fund made by the Bank on his behalf or by him will be invested as follows:

(i) with respect to Participants who are such on October 2, 1994 and for whom an investment election as to contributions was in effect under the Plan on September 30, 1994, such contributions shall be invested in the People’s Bank Stable Value Fund (since April 1, 2002, the Putnam Stable Value Fund), the People’s Bank Stock Fund and the Putnam S&P 500 Index Fund in the same proportions as such contributions were being invested respectively in the Guaranteed Fund, the Bank Stock Fund and the Equity Fund as of October 2, 1994;

(ii) with respect to Participants who become such on or after October 1, 1994, all such contributions shall be invested in the People’s Bank Stable Value Fund (since April 1, 2002, the Putnam Stable Value Fund).

(c) The following provisions shall relate to investment of the balances of all Accounts whether originating from amounts described in Sections (a) or (b) hereof or otherwise as they fluctuate from time to time due to contributions added thereto, withdrawals therefrom, investment fluctuations or otherwise. The method and frequency of directing investments and changes in investments pursuant to the foregoing provisions of this Article VII shall be determined under written procedures of the Committee accepted by the Trustee and any other applicable procedures of the Investment Fund but in no event less frequently than quarterly and perhaps daily or more often. As part of its written procedures, the Committee may require that each Account Director authorize the Trustee to accept investment instructions from such person through a telephone program or other electronic communication program maintained by the Trustee (or an affiliate of the Trustee) for such purpose and that such Account Director furnish a personal identification number recognized by the Trustee (or its affiliate) and other personal identification information reasonably required in the opinion of the Committee or the Trustee (or its affiliate) to assure security. In such case, all elections as to investments and changes in investments shall be made by each Account Director through such telephone or other electronic communication program as specified in such procedures. Such authorization shall be provided to the Trustee either (i) by filing a written form with the Trustee (or its affiliate) or (ii) if effective on or after July 1, 2002 through any such program in accordance with any such program and procedures. Notwithstanding the foregoing, the Committee may adopt such written procedures as it deems necessary or appropriate under applicable securities laws with respect to Account Director investment elections as to buying and selling Bank Stock. The Trustee shall follow investment elections of each Account Director and exercise any rights with respect to the interest of such person in any Investment Fund, including the Bank Stock Fund, all in accordance with the terms of the Trust Agreement. All such procedures shall be communicated in a way reasonably calculated to reach all Account Directors. Such directions shall be followed by the Trustee as they are given from time to time. If at any time a Bank Obligation Fund is established hereunder, the provisions of this subsection (c) shall apply to investment in the Bank Obligation Fund in the same manner as such provisions apply to investment in the Bank Stock Fund.”

11.	Section 7.6 of the Plan is hereby amended to read in its entirety as follows:

“7.6	Investment in Loans to Participants.

Anything in this Article VII to the contrary notwithstanding, a Participant may direct that a portion of his Accounts (other than his Employer Retirement Contribution Account) be invested in a loan to himself pursuant to the terms of Section 8.10 hereof. In such case, the amount so invested will be governed by the terms of Section 8.10 hereof.”

12.    The amendments made hereby shall become effective as set forth herein, subject to the provisions of this paragraph. The Plan as amended may be submitted to the Internal Revenue Service (the “IRS”) with a request for a written ruling to the effect that the provisions as set forth herein will result in the Plan continuing to be a qualified Plan as set forth in the provisions of Section 401 of the Internal Revenue Code of 1986, as it may from time to time be amended. To the extent that any provisions contained in such amendments would contain any provision which would adversely affect such qualified status in the opinion of the IRS, such provisions, subject to the last sentence of this paragraph, shall become null and void. Further, the Plan shall be subject as of the applicable effective date set forth herein to all provisions of any further amendments so made in response to any suggestions, comments or requests by any personnel of the IRS in connection with the request described in this paragraph. Notwithstanding the foregoing, in the event that any action for declaratory judgment is instituted in the Tax Court in connection with any refusal or failure to issue such written determination by the IRS or any adverse action with respect to such request, the putting into effect of any such amendment shall be further postponed, but all amendments shall be made in accordance with the decision of the Tax Court or such decision as it may be altered or changed upon further proceedings before the Tax Court or any appeal therefrom, all as of the applicable effective date indicated herein.

   IN WITNESS WHEREOF, People’s Bank, acting by its duly authorized officer, hereby executes this amendment to be effective as herein provided.

PEOPLE’S BANK

By:	/s/ John A. Klein
Its:	President and CEO

February 22, 2007
DATE